FPFX Shareholder Value Committee
                                  7 Egret Lane
                              Aliso Viejo, CA 92656

                                                                October 24, 2005

Mail Stop 04-09
---------------

Mr. Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 -3628

                  Re:      FirstPlus Financial Group
                           Revised Preliminary Proxy Statement on Schedule 14A Filed October 7, 2005 by James T. Capretz, Robert D. Davis, George R. Eberting, James P. Hanson and Danford L. Martin (the FPFX Shareholder Value Committee)
                           File Number 1-13753


Dear Mr. Duchovny:

I am in receipt of your letter dated October 18, 2005 regarding the Revised Preliminary Proxy Statement and the above-referenced communication. I respond to your comments as follows:

   1. Electronic mail messages sent to security holders by Mr. Danford Martin
      -----------------------------------------------------------------------

Since October 2000 (and for the past five years) the FPFX Steering Committee has been sending periodic news updates (newsletters) to shareholders of the Company. To the best of my ability and knowledge, a copy of each and every newsletter (provided by the FPFX Steering Committee) was sent to you via priority mail on Friday, October 21, 2005.

I do not believe that the newsletters constitute soliciting materials relating to the current proxy solicitation. Pursuant to Rule 14a-1(l), a communication is not a "solicitation" unless it is: (i) "a request for proxy whether or not accompanied by or included in a form of proxy"; (ii) a "request to execute or not to execute, or to revoke, a proxy"; or (iii) the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy." The newsletters were sent because the Company was not holding shareholder meetings and was not publishing financial reports. The purpose of these news updates is stated at the bottom of each e-mail newsletter as follows: "This e-mail reflects the 'opinion only' of one or more of the Steering Committee members. This e-mail is intended to be for the sole purpose of sharing information and/or opinions affecting FirstPlus Financial Group, Inc. It is not intended in any way to be a recommendation to buy or sell stock in this company, nor is it intended to be a solicitation for a proxy or vote of any kind". An election of directors was not scheduled until the election of directors was ordered by the Second Judicial District Court of the State of Nevada in and for the County of Washoe during an April 12, 2005 hearing. The FPFX Shareholder Value Committee did not provide notice to the Company of its intent to nominate director candidates until July 13, 2005. The Company did not publicly designate any director candidates until it filed its Schedule 14A Preliminary Proxy Statement on September 22, 2005. Although the newsletters distributed during

2005 discuss pending litigation and strategy in some detail, they do not constitute requests for proxies. Therefore, the newsletters are not soliciting materials relating to the current proxy solicitation.

   2. Whether The FPFX Steering Committee Constitutes A Group Or Is Included In The FPFX Shareholder Value Committee (Per Rule 13d-5(B)(1) Your letter inquires as to the identity of the members of the FPFX Steering Committee, the number of shares held by each member, the activities conducted by the FPFX Steering Committee, and the FPFX Steering Committee's goals or purposes. In addition, your letter requests an analysis of why the FPFX Steering Committee has not filed a Schedule 13D as a group and why the FPFX Steering Committee is not part of the FPFX Shareholder Value Committee.

The FPFX Steering Committee was a name I gave to myself and four other Company shareholders in June of 2000. The initial members were Greg Chase, George Davis, George Eberting, Dough Schlaier, and Danford L. Martin. The FPFX Steering Committee's goals were (1) Find answers to questions as to the financial status of the Company due to the Company's refusal to make required SEC filings and disclosures, (2) Get a Company shareholder meeting scheduled due to the Company's failure to hold the shareholder meetings required by the Amended and Restated Articles of Incorporation and Nevada law, (3) Get the Company to publish financial reports instead of continuing its refusal to make required SEC filings and disclosures , and (4) Requesting that the Company's shares be re-listed on a regular stock exchange. Shortly thereafter, Mr. Chase, Mr. Davis, and Mr. Schlaier resigned and/or were removed from the FPFX Steering Committee.

When the FPFX Steering Committee started sending e-mail newsletters to Company shareholders (in October 2000), two shareholders, Kenneth Bolster and Rupen Gulenyan, joined the Steering Committee. Since November 2000, the FPFX Steering Committee's primary purpose and goal has been to disseminate (via electronic mail and regular mail) a newsletter to Company shareholders who requested it, sharing information of interest related to the Company. This was stated at the bottom of each newsletter since May 13, 2001 (as shown above in our response it item #1).

Beginning in October, 2000 the FPFX Steering Committee disseminated weekly newsletters by electronic mail and if a computer was not available, by regular mail to Company shareholders who requested such information. Starting on July 13, 2003 the FPFX Steering Committee began distributing the newsletters on a bi-weekly basis (instead of weekly). Starting December 26, 2004, the newsletters were distributed on a monthly basis. When a special event happened, extra newsletters were sent. The number of shareholders on the newsletter mailing list has fluctuated over time, and now includes approximately 350 shareholders. Since December 31, 2004 the FPFX Steering Committee has forwarded an additional newsletter called "Action Fund Contributors Newsletter" with litigation updates to shareholders who have contributed to the legal action fund. There are approximately 150 addressees on the mailing list for the latter newsletter.

To the best of my ability and knowledge, a copy of each and every newsletter distributed by the FPFX Steering Committee (since the newsletter conception on October 1, 2000) was sent to your office via priority mail on October 21, 2005.

As set forth above, shortly after we started the newsletter, the FPFX Steering Committee consisted of four shareholders, who were Kenneth Bolster, George R. Eberting, Rupen Gulenyan, and Danford L. Martin. Mr. Gulenyan resigned on October 5, 2005. A copy of Mr. Gulenyan's resignation letter is enclosed (see Enclosure No. 1). Mr. Eberting's share ownership in the Company and my share ownership in the Company have been previously reported, most recently in the FPFX Shareholder Value Committee's Amended Schedule 13D filed October 6, 2005 and Amended Schedule 14A Preliminary Proxy Statement dated October 7, 2005. Mr. Bolster's share ownership in the Company is as follows:

-----------------------------------------------------------------------------------------------------------------------
Title of Class  Name and address of beneficial owner       Amount and nature of beneficial ownership (1)  Percent of
                                                                                                          class (2)
-----------------------------------------------------------------------------------------------------------------------
Common          Kenneth W. Bolster, 8622 Vivian Bass Way,        472,850 (3)                               1.0%
Voting          Odessa, FL  33556
-----------------------------------------------------------------------------------------------------------------------

(1) These shares are owned of record or beneficially by the named persons and their wives.
(2)  We have been informed there are 45,340,090 Shares issued and outstanding.
(3) 266,250 owned by Kenneth W. and Marilyn R. Bolster, Bolster Living Trust dated 8/24/1993 149,600 owned by Kenneth W. Bolster, MLPF & S Cust FPO Kenneth Bolster RRA 57,000 owned by Marilyn R. Bolster, MLPF & S Cust FPO Marilyn R. Bolster RRA

Kenneth W. Bolster and Marilyn R. Bolster Transactions during last 24 Months, Open Market, Pink Sheets. Amounts include commission:
Date       Shares Bought   Symbol  Price/Share     Amount
12/30/2003    75,000         FPFX     .0730     $  5,475.00
12/30/2003    20,000         FPFX     .0677     $  1,355.00
12/30/2003     5,000         FPFX     .0677     $    338.00

The FPFX Steering Committee has not filed a Schedule 13D as a group because the members have not "agreed to act together for the purpose of acquiring, holding, voting or disposing of equity securities" of the Company. See Rule 13d-5(b)(1). Rather (since October 1, 2000) the members of the FPFX Steering Committee have acted together for the purpose of investigating and disseminating information regarding the Company. In response to your related query, the FPFX Steering Committee is not part of the FPFX Shareholder Value Committee. While each of the two committees includes two current members in common (Mr. Eberting and Mr. Martin) and one former member in common (Mr. Gulenyan), each of the two committees also includes one or more members who have chosen not to belong to the other committee. As stated in my letter to you dated October 14, 2005, Kenneth Bolster (a member of the FPFX Steering Committee) declined an invitation to participate in the FPFX Shareholder Value Committee. Similarly, James T. Capretz, Robert D. Davis, and James P. Hanson, who are members of the FPFX Shareholder Value Committee, have not chosen to belong to the FPFX Steering Committee. As also discussed in my letter to you dated October 14, 2005, the FPFX Shareholder Value Committee's funds have all come from members of that Committee only, and have been maintained in a separate bank account.

   3. Additional Matters Relating to Prior Comments
      ---------------------------------------------

My letter to you dated October 14, 2005 (in response to your comments of October 12, 2005) discusses a limited power of attorney executed by the Petitioners in the Nevada District Court action. Additionally discussed in my letter is that shareholders have contributed funds for legal action. I am enclosing the agreement executed and delivered for this purpose (see Enclosure No. 2). Some contributors to the legal action fund have contributed money without executing and delivering the foregoing agreement. Please be aware that some funds contributed for legal action have been applied to the defense of George Davis in the lawsuit captioned FirstPlus Financial Group, Inc., et al. v. George T. Davis, et al., pending in the 298th District Court of Dallas County, Texas, a case which is discussed in the Company's Schedule 14A Preliminary Proxy Statement.

The above case originated in the Bankruptcy Adversary Proceeding captioned The FPFI Creditor Trust v. George T. Davis, et al., Case No. 99-31869-BJH-11, which was pending in the United States Bankruptcy Court for the Northern District of Dallas, a case which is also referred to in the Company's Schedule 14A Preliminary Proxy Statement. I wrote a letter to the Bankruptcy Court, prior to that case being moved to a District Court in Texas, referred to in the paragraph above (See Enclosure No. 3).

   4. FPFX Shareholder Value Committee Website
      ----------------------------------------

Your letter dated September 27, 2005 requested access to the Committee's Internet website. When the Definitive Proxy Statement is submitted, the Committee plans to make available to the public the website www.fpfx.us Currently that website is under construction and blocked by a user name and password (which are fpfxshareholder and fpfx321 respectively). Feel free to view that website prior to it being made available to the public (at which time no user name or password will be needed). Use the above user name and password wherever it is asked for. The Committee feels that the content of our website is necessary as FirstPlus has already established a website, making comments against us for all shareholders to see. Their website is http://firstplusgroup.com.

The Committee would like to distribute the Definitive Proxy Statement as soon as possible. If you have any questions or need additional information, please contact our counsel, Nathan Jenkins, Esq. at (775) 829-7800. His cell phone number is 775-690-0888 and his email address is njenkins@jenkinscarter.com. I appreciate your help in this matter.


         Sincerely,

         /s/ Danford L. Martin
         ---------------------
         Danford L. Martin
         FPFX Shareholder Value Committee
         7 Egret Lane
         Aliso Viejo, CA  92656

Cc:  Nathan Jenkins, Jerry Carter, FPFX Shareholder Value Committee Members

Enclosures:
     1.   Letter of Resignation from the FPFX Steering Committee
     2.   Contribution Agreement
     3.   Letter to Bankruptcy Court

Enclosure No. 1

TO:               FPFX Steering Committee                        October 5, 2005
                  c/o Danford L. Martin
                  7 Egret Lane
                  Aliso Viejo, CA  92656

FROM              Rupen Gulenyan
                  3040 E. Tremont Ave., Suite 201
                  Bronx, NY  10461

SUBJECT: My Resignation from the FPFX Steering Committee

I regrettably inform you of my resignation from the FPFX Steering Committee (the Committee) and all related activities, effective Wednesday, October 5, 2005.

Having spent the last several months out of country, upon returning home I find that my business in New York is consuming most all my time. I therefore will be unable to contribute time and/or effort for Committee activities.

Please remove my name from all documents pertaining to the Committee. Neither my name nor my FPFX common share holdings are permitted to be used in any way pertaining to the Committee and any of its activities and/or filings. Any previous statements and/or agreements I made with or pertaining to the Committee are now null and void.

Sincerely,


/s/ Rupen Gulenyan
Rupen Gulenyan

Enclosure No. 2

                          FPFX SHAREHOLDER ACTION FUND

An FPFX Shareholder Action Fund (bank account) is established for the primary purpose of protecting FPFX Shareholder Rights associated with the FPFI Bankruptcy Case 99-31869, the FPFI Creditor Trust, and FirstPlus Financial Group Officers and Board of Directors, as well as the FirstPlus Financial Group, Inc. Grantor Residual Trust, and all associated entities.

Danford L. Martin will be the primary administrator of this fund and Ken Bolster will be the secondary administrator. The primary and/or secondary administrator will have sole discretion in the use of the proceeds, without recourse. Proceeds are intended to be used for legal and associated cost pertaining to the protection of Shareholder Rights and for the preservation of value pertaining to Shareholder investments in FPFX common shares, and for any other action or defense of actions taken for the benefit of all FPFX Shareholders.

This includes, but is not limited to, proceeds to assist George Davis in the case pending in Bankruptcy Court regarding his right to be the sole Trustee of FirstPlus Financial Group, Inc. Grantor Residual Trust. This case was described in detail within the FPFX Steering Committee Update SPECIAL NEWS with its attachments distributed via e-mail on December 10, 2004 to 381 FPFX shareholders.

The "FPFX Shareholder Action Fund" is NOT a Trust Account. It is a special business account set up for the benefit of like minded participants. Contributors will trust the Administrators of the account to make prudent use of the funds, based on their best judgment. All contributions from any person and/or entity will be held in strictest confidence. Periodic accounting of funds will be made via e-mail directly to each contributor. The account will be terminated when the Administrators determine that the FPFX Shareholder Action Fund is no longer needed. Any reimbursements received and/or any unused funds will be prorated and returned to each contributor upon the termination of this account.

If you agree with the conditions and disclosures described above and wish to contribute, please print this letter and return it with your signature, including a check or money order payable to FPFX Shareholder Action Fund. Please mail to:

         FPFX Shareholder Action Fund
         % Dan Martin
         7 Egret Lane
         Aliso Viejo, CA  92656


Shareholder Signature: _______________________________ Date: _____________

Name Printed: ______________________________  Check Amount: ____________

Enclosure No. 3

TO:         Judge Barbara J. Houser                            December 13, 2004
            U.S. Bankruptcy Court
            1100 Commerce Street, Room 12A24
            Dallas, Texas  75242

FROM:       Danford Martin
            7 Egret Lane
            Aliso Viejo, CA  92656

RE:         FirstPlus Financial Inc., Case No. 99-31869-BJH-11

Honorable Barbara J. Houser:

I am very concerned about the Complaint described in Docket 4612 filed on 12/09/2004 on the referenced Bankruptcy Case. I am a large shareholder of FirstPlus Financial Group, and therefore a Beneficiary of the FirstPlus Financial Group Grantor Residual Trust. This Trust was set up for the benefit of FirstPlus Shareholders. Another large shareholder (George Davis) was named as sole Trustee of this Trust. He has the confidence of many of the FirstPlus Shareholders.

The Complaint described above was generated when a letter was sent by the CEO/President of FirstPlus Financial Group Inc. (Jack Draper) to David Obergfell, Trustee of the FPFI Creditor Trust, naming himself (Jack Draper and another person) as two additional Trustees for the "Grantor Residual Trust" and stated "Furthermore, if at any time two or more Trustees acting as such, a majority of the Trustees shall have the right to exercise all of the powers vested in the Trustees". We interpret that as meaning that Mr. Draper and the other person can "out vote" the original Trustee George Davis on any and all issues, thereby in affect making Mr. Davis assignment as a Trustee for the Shareholders a "sham"! Additionally, Mr. Davis was not even copied on this letter appointing two additional Trustees!

On December 10, 2004 I e-mailed a copy of the above Docket (and attachments) to 381 FirstPlus shareholders, with whom I communicate regularly, and who reportedly hold over 60% of all outstanding FirstPlus Financial Group Inc Common Shares. Since that time, the responses from fellow FirstPlus Shareholders (who are also Beneficiaries of the Trust) overwhelmingly indicate that they are upset and/or shocked by the blatant attempt of the CEO and Board of Directors to take control of the "Grantor Residual Trust"! None of the Shareholders who responded on this issue have any confidence in the FirstPlus Financial Group Inc. Board of Director and/or Officers, as no financial reports have been issued or shareholder meeting held in over 5 years. I can provide signatures of other large shareholders (from the group of shareholders owning over 60% of all common shares outstanding) who can attest to this fact, if you wish.

Election of Board members is supposed to occur annually (at shareholder meetings). As no such meetings have been held for over 5 years, we have been unable to vote for Board members. Most Board members have left over the past 5 years, while their replacements have been "appointed" only! This is a clear violation of SEC requirements and obligations of a publicly traded company, along with violations of their fiduciary responsibilities as Officers and Board Members.

It is obvious to FirstPlus Shareholders that the assignment of two additional Trustees is an eleventh hour attempt to circumvent George Davis as Trustee, just before the Bankruptcy Trustee (David Obergfell) was ready to distribute $3.87 million dollars to George Davis and the "Grantor Residual Trust". We believe this is a violation of the original intent and purpose for which the "Grantor Residual Trust" was established.

FirstPlus Shareholders (as Beneficiaries of the Grantor Residual Trust) have waited for years to receive funds from this Bankruptcy. We understand that the hearing for this is on the court calendar for April 5, 2005. We wish for you to give favorable consideration for the following:

     1. Please be advised that all FirstPlus Shareholders who I communicate with are adamantly opposed to the assignment of two additional Trustees to the "Grantor Residual Trust" and that we strongly believe George Davis should be the sole Trustee. We understand that was the original intent.
     2. We request that the $3.87 million in funds (while waiting for the court decision) be held in a short term interest bearing account.
     3. Because of the hardship imposed with the delay in payment to Beneficiaries, we request that this Complaint be given priority on the court calendar, if openings occur prior to April 5, 2005, sooner the better.

We appreciate any consideration you may give regarding this matter. We are confident that your court will provide a ruling that is correct and just.

Sincerely,



/s/ Danford L. Martin
Danford L. Martin

CC:
  David Obergfell, Trustee of FPFI Creditor Trust
                     400 N. St. Paul, Suite 600, Dallas TX
  George Davis, Trustee of FirstPlus Financial Group Grantor Residual Trust
                     3028 Turning Mill Drive, Springfield, IL  62704
  Jack (J.D.) Draper, CEO/President of FirstPlus Financial Group Inc.
                     5100 N. O'Connor Blvd., Irving TX  75039